Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration File Nos. 333-284765 and 333-284765-01
Relating to Preliminary Prospectus Supplement dated February 24, 2026 to Prospectus dated February 7, 2025

Pricing Term Sheet
Phillips Edison Grocery Center Operating Partnership I, L.P.
$350,000,000 4.750% Senior Notes due 2033
February 24, 2026

Issuer:	Phillips Edison Grocery Center Operating Partnership I, L.P.

State of Formation:	Delaware

Guarantor:	Phillips Edison & Company, Inc.

Expected Ratings* (Moody’s/S&P):	Baa2 / BBB

Security:	4.750% Senior Notes due 2033

Aggregate Principal Amount:	$350,000,000

Maturity Date:	March 15, 2033

Interest Rate:	4.750% per annum

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2026

Price to Public:	99.920% of the aggregate principal amount

Yield to Maturity:	4.763%

Benchmark Treasury:	4.000% due January 31, 2033

Spread to Benchmark Treasury:	+97 basis points

Benchmark Treasury Price / Yield:	101-08 / 3.793%

Optional Redemption:
Prior to January 15, 2033 (two months prior to the Maturity Date of the Notes), “make-whole” redemption at the Treasury Rate (as defined) plus 15 basis points, plus accrued and unpaid interest thereon to the redemption date. On and after January 15, 2033, (two months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest thereon to the redemption date. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	February 24, 2026

Settlement Date:	February 26, 2026 (T+2); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+2 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

CUSIP/ISIN:	71845J AE8 / US71845JAE82

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
BofA Securities, Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
Capital One Securities, Inc.
Fifth Third Securities, Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc.
*    A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.
The issuer and guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer and guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Wells Fargo Securities, LLC, at 1-800-645-3751; BMO Capital Markets Corp., by telephone at +1 (888) 200-0266; BofA Securities, Inc., by telephone at 1-800-294-1322; Mizuho Securities USA LLC, Toll free: 1-866-271-7403; or PNC Capital Markets LLC toll free at 855-881-0697.
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